BALCOR PENSION INVESTORS - V
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                                 May 29, 1996

Dear Investor:

     On May 20, 1996, Walton Street Capital Acquisition Co. II, L.L.C.
("Walton Street") announced an unsolicited offer to purchase up to 144,971 (approximately 33%) of the limited partnership interests ("Units") of Balcor Pension Investors-V (the "Partnership") at a price of $161 per Unit. Balcor Mortgage Advisors-V ("Balcor"), your general partner, makes no recommendation and is remaining neutral with respect to this offer and suggests that you consider the following factors in making your decision to accept or reject this offer:

     1. The Partnership engaged Alex. Brown & Sons, Incorporated ("Alex. Brown") to prepare a current liquidation value of the Partnership. The Alex. Brown definition of current liquidation value assumes an orderly liquidation of the remaining assets of the Partnership over a 12 month period. The Alex. Brown value as of March 31, 1996 is $246 per Unit for those investors who purchased their Units after August 15, 1984 and $261 per Unit for those investors who purchased their Units on or prior to August 15, 1984 ("Early Investors"). This value includes the first quarter distribution which was paid in April, 1996 in the amount of $14.78 per Unit. Therefore, the net Alex. Brown value is $231.22 per Unit and $246.22 per Unit for Early Investors (the Alex. Brown opinion of value is attached to this letter). The Walton Street offer is approximately 70% of the net Alex. Brown value and 65% for Early Investors, respectively.

     Additionally, as you know, the Partnership receives valuations quarterly from Valuation Counselors Group and Darby & Associates ("Darby"). The Darby valuation represents the value of a Unit based upon the present value of the Partnership's projected future cash flows and the sale of the Partnership's assets by the end of 2000. As such, it is not intended to represent the value for which a Unit could be liquidated today and therefore is different from the Alex. Brown value. The Darby valuation as of March 31, 1996 is $287 per Unit and $304 per Unit for Early Investors. The net Darby value (after deducting the first quarter distribution of $14.78 per Unit) is $272.22 per Unit and $289.22 per Unit for Early Investors. The Walton Street offer is approximately 59% and 56% of the net Darby value, respectively.

     2. The Partnership has thirteen remaining assets of which four are mortgage loans and nine are operating properties. On April 17, 1996 the mortgage loan secured by Seven Trails was repaid. The proceeds received from this payoff total approximately $37.93 per Unit (24% of the Walton offer price) and will be distributed to holders of Units in July. As previously communicated to investors, we are currently marketing for sale the Partnership's residential properties as well as the 45 West 45th Street office building. The current strategy is to liquidate the Partnership over the next four years. However, if the current market conditions for sales remain favorable and we can obtain appropriate prices, the liquidation time frame may be accelerated.
     3. As of March 31, 1996, the Partnership had cash reserves of approximately $24.44 per Unit, which represents 15% of Walton Street's offering price. This does not include proceeds received from the repayment of the Seven Trails loan discussed in paragraph 2 above. This cash reserve has been adjusted to reflect the quarterly distribution of $14.78 which was declared as of March 31, 1996 and paid in mid-April, 1996. Based upon current operations, the Partnership currently expects to make a distribution of $42.93 per Unit in mid-July, 1996. This includes the special distribution relating to Seven Trails discussed in paragraph 2 above. If you elect to tender your Units to Walton Street, this distribution will either be paid directly to Walton Street or deducted from their offering price for your Units.

     4. The most recent issue of Partnership Spectrum (April/May 1996) indicates that the Units traded in a range from $155 to $217.58 during the sixty day period ended March 31, 1996, reflecting 39 trades. These prices do not reflect commissions that may be payable by the sellers to third parties, so that the actual proceeds received by a seller may be reduced. Due, in part, to the inefficiencies of these secondary markets, there can be no assurance that future secondary trades will result in similar trading prices.

     5. As noted in the Walton Street offering materials, Walton Street is making its offer with a view to making a profit, and there is accordingly a conflict between Walton Street's desire to acquire the Units at a low price and the desire of the Limited Partners to sell their Units at a high price. However, for Limited Partners who desire immediate cash, Walton Street's offer potentially provides you with an opportunity to immediately liquidate your investment in the Partnership.

     Under the terms of Walton Street's offer, they cannot, until June 17, 1996, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on June 17, 1996. If you wish to retain your Units, you need not take any action regarding the Walton Street offer.

     Balcor will continue to act in the manner that Balcor believes is in the best interest of the Limited Partners. However, Limited Partners should consult with their personal tax and legal advisors prior to accepting the Offer and tendering their Units.

     Balcor strongly urges you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the Exhibits to the Schedule 14D-9 but will deliver them, as well as the Partnership's Form 10-Q for the quarter ended March 31, 1996, to you at the Partnership's expense if you call 1-800-422-5267.

                              Very truly yours,

                              /s/Thomas E. Meador

                              Thomas E. Meador, Chairman
                              Balcor Mortgage Advisors-V